UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission File Number: 001-31798

——————————

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

——————————

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

——————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

INDEX

No.	Description
1. 2.	Summary of 1H 2025 Business Report Exhibit 99.1 Shinhan Financial Group Review Report for the 1H 2025 (Separate)
3.	Exhibit 99.2 Shinhan Financial Group Review Report for the 1H 2025 (Consolidated)

Summary of 1H 2025 Business Report

On August 14, 2025, Shinhan Financial Group (“SFG”) filed its 1H 2025 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

9. Internal Control

10. Contingencies

11. Material Information after the reporting period

1. Introduction of the Group

Business Objective

Shinhan Financial Group is a financial holding company that was established in September 1, 2001, through a stock transfer from the Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd., and Shinhan BNP Paribas Asset Management Co., Ltd. The primary business objectives of the company includes the control and management of financial business, as well as financial support for its subsidiaries.

On September 10, 2001, the company was listed on the Korea Stock Exchange and on September 16, 2003, the company was registered with the U.S. Securities and Exchange Commission(SEC), where its American Depositary Shares(ADSs) were listed on the New York Stock Exchange(NYSE).

Company History (from Jan. 2010 through the reporting date)

▪
Jan. 2010: Shinhan Data System became a direct subsidiary of SFG
▪
Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪
Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Ltd. became an indirect subsidiary of SFG
▪
Nov. 2011: Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪
Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG
▪
Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪
Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪
Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity
▪
Nov. 2014: LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪
Jul. 2015: Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪
Oct. 2015: Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪
Nov. 2015: PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪
Dec. 2015: PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪
Dec. 2015: PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪
Jun. 2016: Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪
Jul. 2016: PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪
Dec. 2016: Launched new integrated PT Bank Shinhan Indonesia
▪
Oct. 2017: Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪
Dec. 2017: Shinhan K REITs became an indirect subsidiary of SFG
▪
Apr. 2018: Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪
May 2018: GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪
May 2018: Shinhan DS Vietnam became an indirect subsidiary of SFG
▪
Sep. 2018: Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪
Oct. 2018: SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪
Feb. 2019: Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)
▪
May 2019: Asia Trust. Co., Ltd. joined SFG as a direct subsidiary
▪
Aug. 2019: Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary
▪
Jan. 2020: Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)

▪
Sep. 2020: Neoplux Co., Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholder)
▪
Dec. 2020: SFG acquired the remaining interests in Neoplux by effecting a small-scale stock exchange and hence Neoplux has become our wholly owned subsidiary and was renamed to Shinhan Venture Investment.
▪
Jan. 2021: SFG acquired the remaining 35% interests in Shinhan BNPP Asset Management and it became a wholly-owned subsidiary. Shinhan BNPP Asset Management changed its legal name to Shinhan Asset Management.
▪
May. 2021: Shinhan Naotic No. 1 Private Equity Joint Venture joined SFG as a direct subsidiary as a sub-subsidiary.
▪
May. 2021: JS Shinhan Private Equity Limited joined SFG as a direct subsidiary as a sub-subsidiary.
▪
July. 2021: Integrated Shinhan Life Insurance Co., Ltd launched after the merger between Shinhan Life Insurance and Orange Life Insurance, wholly-owned subsidiaries of Shinhan Financial Group.
▪
Jan. 2022: Shinhan Asset Management Co., Ltd. and Shinhan Alternative Investment Management Inc. have merged to form a holding company named Shinhan Asset Management Co., Ltd.
▪
Jun. 2022: SFC acquired 94.54% of the total issued shares of Shinhan EZ General Insurance, Ltd (formerly, BNP Paribas Cardif Life Insurance Ltd.) after the Financial Services Commission approved the incorporation of subsidiary
▪
July 2022 Shinhan Credit Information Co., Ltd. (hereinafter “Shinhan Credit Information”) has been dissolved from the list of group’s direct subsidiaries and became an indirect subsidiary of SFG.
▪
Oct 2022 Shinhan Financial Investment Securities Co., Ltd. has changed its legal name to Shinhan Securities Co., Ltd.
▪
April 2023 AITAS Co., Ltd has changed its legal name to Shinhan Fund Partners.
▪
July 2024 Shinhan AI has been dissolved from the list of group’s direct subsidiaries

Overview of the Business Group

Principal(Direct) Subsidiaries under Korean Law (as of the reporting date)

Subsidiaries	Ownership by SFG
Shinhan Bank	100%
Shinhan Card	100%
Shinhan Securities	100%
Shinhan Life Insurance 1)	100%
Shinhan Capital	100%
Shinhan Asset Management 2)	100%
Jeju Bank 3)	64.0%
Shinhan Savings Bank 4)	100%
Shinhan Asset Trust 5)	100%
Shinhan DS	100%
Shinhan Fund Partners 6)	99.8%
Shinhan REITs Management	100%
Shinhan Venture Investrment 7)	100%
Shinhan EZ General Insurance 8)	91.7%
SHC Management	100%

1)
Shinhan Life Insurance and Orange Life Insurance merged on July 1st, 2021 and became Shinhan Life Insurance Co., Ltd
2)
On January 15, SFG acquired remaining 35% interests in Shinhan BNP Paribas Asset Management and it became our wholly-owned subsidiary (changed its legal name to Shinhan Asset Management)
3)
Jeju Bank, resolved at Board of Directors meeting on April 18, 2025, to conduct a 3rd party allotment capital increase of KRW 57 billion in favor of Douzone Bizon Co., Ltd. As a result, Shinhan Financial Group’s ownership stake in Jeju Bank decreased from 75.31% to 64.01%.
4)
On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.
5)
The Group has acquired remaining shares of Asia Trust Co., Ltd during the period, and Asia Trust Co., Ltd became its wholly-owned subsidiary. Asia Trust Co., Ltd has changed its name to Shinhan Asset Trust Co., Ltd.
6)
On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG. On April 03, 2023, Shinhan AITAS changed its legal name to Shinhan Fund Partners.
7)
On January 11, Neoplux changed its legal name to Shinhan Venture Investment.
8)
On June 30, 2022, SFG acquired remaining 94.54% stake from BNP Paribas Cardiff and it became our wholly-owned subsidiary(changed its legal name to Shinhan EZ General Insurance). On June 30,2022, KT and Douzone Bizon acquired 9.9% and 5% shares of Shinhan EZ General Insurance, respectively. On March 28 2025, Douzone Bizon shares have decreased down to 5.50% and 2.78%, respectively.
9)
On July 2024, Shinhan AI has been dissolved from the list of group’s direct subsidiaries

Indirect subsidiaries held through direct subsidiaries (as of the reporting date)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Bank America	100%
	Shinhan Bank Japan 1)	100%
	Shinhan Bank Europe	100%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100%
	Shinhan Bank China Limited	100%
	Shinhan Bank Canada	100%
	Shinhan Bank Vietnam	100%
	Banco Shinhan de Mexico	99.9%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	72.1%
	PT. Shinhan Indo Finance	76.3%
	Shinhan Microfinance Co., Ltd.	100%
	Shinhan Vietnam Finance Co. Ltd.	100%
	Shinhan Credit Information Co.Ltd	100%
Shinhan Securities	Shinhan Securities New York	100%
	Shinhan Securities Hong Kong	100%

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
	Shinhan Securities Vietnam Co., Ltd	100%
	PT Shinhan Securities Indonesia 2)	99.0%
	Shinhan SKS PEF3)	9.6%
	Shinhan Praxis K-Growth Global Private Equity Fund 4)	14.1%
Shinhan Life Insurance	Shinhan Financial Plus	100%
	Shinhan Life Care Co., Ltd.	100%
	Shinhan Life Insurance Vietnam Limited Liability Company	100%
Shinhan Capital	Shinhan-We Venture Debt Fund	34.5%
Shinhan Asset Management	Shinhan Private Equity Fund 2nd	66.3%
	JS Shinhan Private Equity Fund	0.1%
	Shinhan QED No.1 Private Equity Fund	8.4%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100%
Shinhan Venture Investment	Neoplux 3rd PEF	10.0%
	Shinhan Rio Green PEF	0.4%
1) SBJ DNX: SBJ Bank own 100% in the aggregate. 2) PT Shinhan Asset Management Indonesia : PT Shinhan Securities Indonesia own 75% in the aggregate.

Credit Ratings (as of June 30, 2025)

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
2025.01.22	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.01.31	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.02.25	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.03.21	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.04.18	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2025.06.23	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)

Capital Structure

Number of Shares (as of June 30, 2025)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)(3)	485,494,934
Number of preferred shares issued	-
Total outstanding shares	485,494,934
Treasury stocks (2)	1
Total outstanding shares with voting rights	485,494,933
Treasury stocks per total outstanding shares ratio	0.00

1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

2) SFG acquired treasury shares through the acquisition of 1 fractional shares as a result of a share exchange.

3) SFG canceled treasury shares of 5,035,658 on June 01, 2020, 3,665,423 on April 25, 2022, 4,149,262 on November 23, 2022, 3,676,470 on March 28,2023, 4,243,281 on June 16, 2023, 2,842,929 on August 31, 2023, 2,744,718 on December 27, 2023, 3,366,257 on March 22, 2024, 5,947,889 on October 28, 2024, 7,603,260 on April 29, 2025, and 10,347,131 on June 26,2025 after completion of share repurchase program. Capital does not change due to the cancellation of acquired stocks within the range of dividend payable income.

Dividends

		(KRW million)
Items	1H FY2025 (Jan. 1 ~ Jun. 30)	FY2024 (Jan. 1 ~ Dec. 31)	FY 2023 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	3,037,399	4,450,177	4,368,035
(Separate) Net Income	2,451,570	1,619,867	1,671,011
(Consolidated Earnings per share (Won)	5,978	8,441	8,048
Total Cash dividends	554,859	1,088,042	1,085,819
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	18.27	24.45	24.87
Cash dividend yield (%) – common shares	1.66	4.26	4.87
Cash dividend yield (%) – preferred shares	-	-	-
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	1,140	2,160	2,100
Stock dividend per share	-	-	-

2. Business Results

Operating Results

	(KRW billion)
	1H FY 2025 (Jan. 1 ~ Jun. 30)	FY 2024 (Jan. 1 ~ Dec. 31)	FY 2023 (Jan. 1 ~ Dec. 31)
Net interest income	5,719	11,402	10,818
Interest income	14,035	29,209	27,579
Interest expense	8,316	17,807	16,761
Net fees and commission income	1,440	2,715	2,647
Fees and commission income	2,201	4,295	4,175
Fees and commission expense	760	1,581	1,528
Net insurance income	103	884	598
Insurance income	1,763	3,393	3,088
Insurance expense	1,661	2,509	2,490
Net gain(loss) on securities and FX trading/derivatives	1,766	2,038	2,485
Provision for credit loss and impairment loss	-1,065	-2,104	-2,251
Net other operating income(expense)	-1,104	-2,360	-2,300
General and administrative expenses	2,900	6,116	5,895
Net operating income	3,959	6,459	6,101
Equity method income	115	-24	125
Other non-operating income(expense), net	5	-406	-261
Profit before income taxes	4,078	6,029	5,965
Income tax expense	983	1,471	1,487
Consolidated net profit	3,094	4,558	4,478
Net profit attributable to equity holders of the Group	3,037	4,450	4,368
Net profit attributable to non-controlling interest	57	108	110
1) Some of the totals may not sum due to rounding numbers.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		1H 2025				FY 2024				FY 2023
		Jan. 01 ~ Jun. 30				Jan. 01 ~ Dec. 31				Jan. 01 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	421,849.9	56.5	4,731.4	2.26	403,986.6	55.9	10,220.8	2.53	383,064.0	56.3	9,790.8	2.56
	Borrowings	51,626.9	6.9	790.2	3.09	54,754.3	7.6	1,862.4	3.40	53,259.8	7.8	1,895.9	3.56
	Debt Securities Issued	91,164.9	12.2	1,679.4	3.71	87,474.4	12.1	3,422.0	3.91	76,797.0	11.3	2,735.4	3.56
	Other Liabilities	122,129.5	16.4	-	-	119,008.3	16.5	-	-	111,158.7	16.4	-	-
	Total Liabilities	686,771.2	92.0	-	-	665,223.6	92.0	-	-	624,279.5	91.8	-	-
	Total Stockholder's Equity	59,454.8	8.0	-	-	57,655.6	8.0	-	-	55,597.4	8.2	-	-
	Total Liabilities & SE	746,226.0	100.0	-	-	722,879.2	100.0	-	-	679,876.9	100.0	-	-
Use	Cash & Due from Banks	41,399.9	5.6	380.6	1.85	38,020.3	5.3	780.2	2.05	34,892.3	5.1	590.8	1.69
	Loans	450,454.9	60.4	10,782.7	4.83	434,102.2	60.1	22,542.6	5.19	410,463.6	60.4	21,823.8	5.32
	Loans in KRW	351,424.8	47.1	7,782.1	4.47	339,139.5	46.9	16,520.0	4.87	317,950.0	46.8	16,093.6	5.06
	Loans in Foreign Currency	48,702.3	6.5	1,218.4	5.04	44,188.9	6.1	2,402.3	5.44	40,341.7	5.9	2,160.6	5.36
	Credit Card Accounts	28,574.8	3.8	1,160.0	8.19	27,982.2	3.9	2,256.0	8.06	27,965.4	4.1	2,162.1	7.73
	Others	21,753.0	2.9	622.3	5.77	22,791.6	3.2	1,364.3	5.99	24,206.5	3.6	1,407.5	5.81
	FVPL Financial Assets	44,594.9	6.0	764.0	3.45	44,711.6	6.2	1,693.1	3.79	38,184.2	5.6	1,396.4	3.66
	FVOCI Financial Assets	92,946.5	12.5	1,409.8	3.06	88,378.8	12.2	2,744.1	3.10	84,680.8	12.5	2,357.1	2.78
	AC Financial Assets	32,892.5	4.4	531.6	3.26	35,015.5	4.8	1,101.7	3.15	34,708.0	5.1	1,062.1	3.06
	Other Assets	83,937.3	11.2	-	-	82,650.8	11.4	-	-	76,948.0	11.3	-	-
	Total Assets	746,226.0	100.0	-	-	722,879.2	100.0	-	-	679,876.9	100.0	-	-

1) The “Average Balance” is the arithmetric mean of the ending balance of each quarter.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Jun. 30, 2025	Dec. 31, 2024	Dec. 31, 2022
Aggregate Amount of Equity Capital (A)	55,180.0	53,904.9	50,192.5
Risk-Weighted Assets (B)	340,595.0	341,378.8	314,180.7
BIS Ratio (A/B)	16.20%	15.79%	15.98%
Note: ▪ Calculated in accordance with Basel III ▪ The figures as of June 30, 2025 are preliminary

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Jun. 30, 2025	Dec. 31, 2024	Dec. 31, 2023
Shinhan Bank	BIS Capital Adequacy Ratio	18.6	17.6	18.1
Shinhan Card	Adjusted Equity Capital Ratio	19.9	20.0	19.7
Shinhan Securities	Net Capital Ratio	1,467.6	1,345.0	926.6
Shinhan Life Insurance	Risk Based Capital Ratio(K-ICS)	196.7	205.7	250.8
Shinhan Capital	Adjusted Equity Capital Ratio	20.0	19.3	19.0
Shinhan Asset Management	Equity Capital (KRW billion)	258.0	316.6	233.2
	Minimum Capital Requirement (KRW billion)	51.7	50.1	49.1
Jeju Bank	BIS Capital Adequacy Ratio	17.7	17.6	17.5
Shinhan Savings Bank	BIS Capital Adequacy Ratio	21.0	20.1	17.6
Shinhan Asset Trust	Net Capital Ratio	1,032.5	519.1	926.8
Shinhan EZ Gen. Insurance	Risk Based Capital Ratio(K-ICS)	309.9	159.2	469.4

Notes :

▪
Basel III was applied in calculating Shinhan Bank and Jeju Bank’s BIS Capital Adequacy Ratio.
▪
Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.
▪
The figures as of June 30, 2025 are preliminary
▪
Shinhan Life and Shinhan EZ General Insurance upgraded its insurance risk measurement system in anticipation of a new regulatory solvency regime for insurance companies, the Korean-Insurance Capital Standard (the “K-ICS”). As of the date of submission of the 1H report in 2025, the above payment capacity ratio is preliminary calculated, and the finally confirmed ratio will be amended and disclosed in Shinhan Life's 1H 2025 business report and Shinhan EZ General Insurance's 1H 2025 management disclosure.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Jun. 30, 2025			Dec. 31, 2024			Dec. 31, 2023
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Liabilities	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	2,263.5	316.7	714.8	1,051.7	56.4	1,865.9	721.2	235.9	305.8
Shinhan Card	22,062.4	6,740.6	327.3	21,546.6	6,077.3	354.5	21,732.0	5,970.0	364.0
Shinhan Securities	22,617.8	17,803.3	127.0	23,664.4	18,128.1	130.5	25,804.2	21,888.6	117.9
Shinhan Life Insurance	5,805.2	1,337.7	434.0	5,635.7	1,359.9	414.4	21,863.8	1,479.1	1,478.2
Shinhan Capital	2,095.9	928.9	225.6	2,143.6	1,084.1	197.7	2,760.2	1,064.9	259.2
Shinhan Savings Bank	487.2	447.8	108.8	608.4	480.2	126.7	721.7	602.2	119.8
Shinhan Asset Trust	179.8	127.4	141.2	186.3	11.0	1,686.2	185.2	21.2	872.0
Shinhan EZ General Insurance	139.9	13.6	1,030.0	73.1	9.9	736.3	135.3	2.0	6,286.4

Notes:

▪
Shinhan Financial Group: Due within 1 month
▪
Shinhan Life Insurance and EZ General Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪
Shinhan Card, Shinhan Securities, Shinhan Capital, Shinhan Savings Bank and Shinhan Asset Trust : Due within 3 months
▪
Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Jun. 30, 2025			Dec. 31, 2024			Dec. 31, 2023
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	91,559.6	87,409.2	104.8	90,658.4	87,753.4	103.3	85,172.4	85,155.4	100.0
Jeju Bank	1,018.5	653.0	157.2	939.4	770.1	122.7	1,020.7	813.0	125.6

Notes:

▪
Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.
▪
Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% by end of June 2022 to 90.0% by end of September 2022, to 92.5% by end of June, 2023, to 95.0% by end of December 2023, to 97.5% by end of December 2024. From 2025 onwards, the regulatory minimum is back to 100% after normalized process.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Jun. 30, 2025			Dec. 31, 2024			Dec. 31, 2023
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	532.7	14.0	3,796.8	531.4	519.2	102.4	33.3	20.8	160.2
Shinhan Bank	71,512.7	63,867.4	112.0	63,127.9	56,347.0	112.0	67,956.7	63,159.8	107.6
Shinhan Life Insurance	2,452.1	321.7	762.3	2,074.0	163.0	1,272.3	2,598.7	174.4	1,490.1
Shinhan Securities	9,887.1	8,650.0	114.3	11,083.7	9,616.5	115.3	10,318.0	9,117.0	113.2
Shinhan Capital	78.2	0.6	13,949.8	79.7	0.6	13,743.7	55.6	0.4	13,556.1
Jeju Bank	11.2	4.6	241.0	10.1	0.8	1,295.2	13.4	2.2	605.7

Notes :

▪
Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪
Jeju Bank’s foreign currency liquidity ratio is based on the application of the liquidity weight.

Foreign Currency (FC) Liquidity Coverage Ratio

			(%)
Company	1H 2025	FY 2024	FY 2023
	Jan. 1 ~ Jun. 30	Jan. 1 ~ Dec. 31	Jan. 1 ~ Dec. 31
Shinhan Bank	164.6	148.8	157.8

Notes :

▪
Financial Services Commission temporarily eased the regulatory minimum from 80% to 70% by end of June 2022, in order to support the capacity of banks to provide funding to businesses affected by COVID-19. Starting from September 2022, the regulation will be reinstated to 80.0%.
▪
Foreign Currency Liquidity Coverage Ratio started from January 2017, and is calculated by quarterly average.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Jun. 30, 2025	Dec. 31, 2024	Dec. 31, 2023
Total Loans	454,349.6	452,826.9	413,664.8
Substandard & Below	3,812.0	3,562.4	2,668.4
Substandard & Below Ratio	0.84%	0.79%	0.65%
Non-Performing Loans	3,151.0	2,974.7	2,176.6
NPL Ratio	0.69%	0.66%	0.53%
Substandard & Below Coverage Ratio	124.04%	132.48%	165.61%
Loan Loss Allowance	4,728.4	4,719.3	4,419.1
Substandard & Below Loans	3,812.0	3,562.4	2,668.4

Separate Basis

(%)	Jun. 30 2025			Dec. 31 2024			Dec. 31 2023
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.33	0.25	152	0.24	0.18	202	0.24	0.19	233
Shinhan Card	1.36	0.83	232	1.32	0.80	243	1.31	0.70	248
Shinhan Securites	14.87	14.87	81	18.30	18.30	70	12.86	12.86	62
Shinhan Life Insurance	0.56	0.41	263	0.32	0.32	393	0.21	0.21	510
Shinhan Capital	2.80	2.26	97	3.98	2.35	75	1.74	0.74	193
Jeju Bank	1.84	1.69	78	1.32	1.22	114	0.98	0.87	120
Shinhan Savings Bank	7.60	12.53	74	7.90	13.16	72	4.38	9.10	93
Shinhan Asset Trust	77.17	51.28	42	75.15	52.31	43	64.66	9.04	15

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Jun. 30, 2025	Dec. 31, 2024	Dec. 31, 2023
Debt	10,276.8	11,324.1	11,190.4
Equity	27,701.4	26,348.2	26,099.1
Debt to Equity Ratio	37.10%	42.98%	42.88%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Jun. 30, 2025 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Korea Electric Power Corporation	0.3	67.9	2,716.7	77.5	-	2,862.4
Woori Bank	1,567.8	16.8	962.2	0.0	-	2,546.9
KEB Hana Bank	1,344.9	11.3	1,041.9	35.8	-	2,433.9
Samsung Electronics	0.0	2,014.2	0.0	0.0	-	2,014.2
Nong Hyup Bank	435.6	3.9	1,399.2	46.7	-	1,885.4
KB Bank	954.2	40.7	640.2	16.2	-	1,651.4
LG Display	908.1	596.9	49.9	0.0	-	1,554.9
Lotte Hotel	0.6	507.6	368.1	599.6	-	1,476.0
National Agricultural Cooperative Federation	77.8	0.0	1,370.8	0.0	-	1,448.6
S-Oil	525.6	644.3	118.3	74.7	-	1,362.9
Lotte Chemical Corporation	290.0	183.0	60.3	810.6	-	1,343.8
KT	190.9	0.0	1,079.5	45.7	-	1,316.2
HD Hyundai Heavy Industries Co.,Ltd	0.0	0.0	0.5	1,296.5	-	1,297.0
Mirae Asset Securities	720.4	45.1	330.9	100.0	-	1,196.4
Korea Investment & Securities co.,LTD.	955.8	38.2	147.5	27.1	-	1,168.6
Mirae Asset Management	0.0	0.0	1,003.7	0.0	-	1,003.7
Kiwoom Securities Co., Ltd.	760.0	0.0	217.0	0.0	-	977.0
SK Hynix	311.7	0.0	613.4	33.5	-	958.5
LIG NEX1 Co.,Ltd	2.7	0.0	20.0	911.3	-	934.0
Hanwha Corporation	500.8	173.2	193.1	60.6	-	927.8
Total	9,547.4	4,343.0	12,333.3	4,135.8	-	30,359.5
Note) Some of the totals may not sum due to rounding

Exposure to Ten Main Debtor Groups

(KRW billion)
As of Jun. 30, 2025 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	299.9	3,378.3	1,541.6	1,654.3	-	6,874.0
Lotte	2,094.2	1,121.8	1,253.4	1,767.8	-	6,237.2
SK	1,352.2	982.1	2,195.9	695.6	-	5,225.8
Hyundai Motor Company	1,079.2	1,070.8	1,682.0	473.5	0.1	4,305.6
Hanwha	1,271.2	565.7	1,262.6	678.1	-	3,777.6
Hyundai Heavy Industries	487.8	34.3	238.4	2,435.2	-	3,195.7
LG	1,150.0	681.5	842.7	214.5	-	2,888.6
LS	180.2	1,375.3	179.0	1,148.7	-	2,883.1
KT	325.9	87.8	1,212.0	134.7	-	1,760.4
Shinsegae	931.9	69.6	643.9	72.5	-	1,717.9
Total	9,172.4	9,367.4	11,051.4	9,274.8	0.1	38,866.0
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	151.8	151.8	46.4
B	Other financial service activities n.e.c.	125.5	125.5	125.5
C	Other financial service activities n.e.c.	64.9	64.9	56.5
D	Development and subdividing of other real estate	56.5	56.5	17.4
E	Other financial service activities n.e.c.	49.4	47.4	47.1
F	Other financial service activities n.e.c.	47.1	47.1	12.8
G	Other financial service activities n.e.c.	30.3	30.3	29.3
H	Other superstores with sales space of at least three thousand square meters	30.0	30.0	22.5
I	Other financial investment businesses	21.8	21.8	21.8
J	Other financial service activities n.e.c.	20.3	20.3	20.3
K	Other financial investment businesses	49.0	20.0	15.8
L	Development and subdividing of non-residential buildings	20.0	20.0	1.0
M	Other financial service activities n.e.c.	19.0	19.0	19.0
N	Motion picture theaters	17.2	17.2	4.4
O	Other financial service activities n.e.c.	15.0	15.0	1.3
P	Development and subdividing of non-residential buildings	15.0	15.0	15.0
Q	Development and subdividing of residential buildings	14.0	14.0	13.6
R	Renting of other real estate	13.8	13.8	13.8
S	Development and subdividing of other real estate	13.3	13.3	4.0
T	Other financial service activities n.e.c.	13.0	13.0	11.5
Total		786.8	755.8	538.6
Notes : ▪ Consolidated basis as of Jun. 30, 2025 ▪ Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	1H 2025	FY 2024	FY 2023
Independent Auditor	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Audit Opinion	-	Unqualified	Unqualified

Note) The review of the 1st half of 2025 by the external auditor did not identify any matters that would cause the interim financial statements, prepared in accordance with K-IFRS, to be considered not fairly presented in all material respects.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
1H 2025	KPMG Samjong Accounting Corp.	1,025 (quarterly basis)	Review/Audit of Financial Statements	3,372 Hours
	KPMG Samjong Accounting Corp.	135 (quarterly basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	312 Hours
FY 2024	KPMG Samjong Accounting Corp.	1,025 (annualized basis)	Review/Audit of Financial Statements	9,071 Hours
	KPMG Samjong Accounting Corp.	135 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,144 Hours
FY 2023	KPMG Samjong Accounting Corp.	1,187 (annualized basis)	Review/Audit of Financial Statements	11,311 Hours
	KPMG Samjong Accounting Corp.	133 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,207 Hours
1) Excluding value-added taxes.

Change of External Auditor

Financial Year	Changed Company	Previous Auditor	Changed Auditor	Detail
FY2023	Shinhan Financial Group Co., Ltd.	PWC Samil Accounting Corp.	KPMG Samjong Accounting Corp.	Expiration of the audit contract term

Note) Pursuant to the Act on External Audit of Stock Companies, etc. and its enforcement decree, the audit contract term of PWC Samil, designated as the external auditor for Shinhan Financial Group for the 20th to 22nd fiscal year has expired. Accordingly, the external auditor for the 23rd fiscal year of Shinhan Financial Group and its subsidiaries has been changed from PWC Samil to KPMG Samjong.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and 9 outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no less than three but no more than fifteen directors, the number of outside directors must be more than 50% of the total number of directors, and we must maintain at least three outside directors. All directors are elected for a term not exceeding three years as determined by the shareholders’ meeting, except that outside directors are elected for a term not exceeding two years, provided that the term of re-election shall not exceed one year and the term cannot be extended in excess of six years. The aggregate term served as an outside director of us or any of our subsidiaries shall not exceed nine years.

Terms are renewable and are subject to the Korean Commercial Code, the Financial Holding Companies Act, the Act on Corporate Governance of Financial Companies and related regulations. See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office of our directors and executive officers.

Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of the chairman and chief executive officer or a director designated by the board.

Currently, there are no outstanding service contracts between any of our directors or executive officers and us or any of our subsidiaries providing for benefits upon termination of employment by such director or executive officer.

• Committees of the Board of Directors

We currently have eight management committees that serve under the board:

-
the Risk Management Committee;
-
the Internal Control Committee
-
the Audit Committee;
-
the Remuneration Committee;
-
the Independent & Audit Committee Member Recommendation Committee;
-
the CEO Recommendation Committee;
-
the Environment, Social and Governance (ESG) Strategy Committee; and
-
the Subsidiary’s CEO Recommendation Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

• Risk Management Committee

The Risk Management Committee currently consists of three outside directors, namely Song Seongjoo (Chair), Yang In Jip and Choi Young-Gwon. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

• Internal Control Committee

The Internal Control Committee was established in March 2025 and currently consists of four directors, namely Choi Young-Gwon (Chair), Kwak Su Keun, Bae Hoon and Song Seongjoo. The committee is responsible for reviewing and evaluating the internal control measures and reports by executives and CEO, and demanding corrective actions.

• Audit Committee

The Audit Committee currently consists of four outside directors, namely Kwak Su Keun (Chair), Yoon Jaewon, Lee Yong Guk and Bae Hoon. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of shareholders. The committee holds regular meetings every quarter.

• Remuneration Committee

The Remuneration Committee currently consists of three outside directors, namely Choi Young-Gwon (Chair), Lee Yong Guk and Chun Myo Sang. At least one-half of the members of this committee must be outside directors and currently all members of Remuneration Committee are outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

• Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for recommending candidates for independent directors and members of audit committee currently consists of four outside directors, namely Yang In Jip (Chair), Kim Jo Seol, Chun Myo Sang and Song Seongjoo. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

• Committee for Recommending Candidates for CEO

The Committee for recommending candidates for Chief Executive Officer (CEO) was established in March 2012 and currently consists of five directors, namely Kwak Su Keun (Chair), Bae Hoon, Choi Young-Gwon, Yoon Jaewon and Kim Jo Seol. However, when the meeting for final selection of candidates for Chief Executive Officer, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

• Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee was established in March 2015 and currently consists of five directors, namely Lee Yong Guk (Chair), Kim Jo Seol, Chun Myo Sang, Jung Sang Hyuk and Jin Okdong. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.

• Subsidiary’s CEO Recommendation Committee

The Subsidiary’s CEO Recommendation Committee was established in March 2021 and currently consists of five directors, namely Jin Okdong (Chair), Kwak Su Keun, Bae Hoon, Yoon Jaewon, and Yang In Jip. This committee is responsible for matters concerning the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders of Shinhan Financial Group (as of Jun. 30, 2025)

Name	No. of Common Shares owned	Ownership%1)
National Pension Service	44,217,945	9.11%

1) Ownership% is based on rounding numbers of third decimal place

2) The number of common shares owned and ownership is based on shareholder registry as of end of June 2025

Note) As of the record date for the Q2 2025 dividend (August 1, 2025), the National Pension Service's shareholding has been updated to 45,150,026 shares, representing a 9.30% ownership based on the shareholder registry.

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Jan. 2025	Feb. 2025	Mar. 2025	Apr. 2025	May. 2025	Jun. 2025
Price per share	High	51,100	51,000	48,800	51,400	57,700	61,700
	Low	47,750	45,850	44,650	43,850	50,700	55,900
	Avg.	49,611	48,490	46,718	47,627	53,526	59,795
Trading Volume		18,406,665	32,307,493	26,032,775	28,871,849	21,795,808	50,070,262
Highest Daily Trading Volume		1,577,800	3,083,547	1,969,675	1,985,055	2,376,490	13,052,393
Lowest Daily Trading Volume		594,123	812,888	968,529	709,724	589,456	1,108,435

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Jan. 2025	Feb. 2025	Mar. 2025	Apr. 2025	May. 2025	Jun. 2025
Price per share	High	35.51	35.32	33.46	35.98	41.54	45.18
	Low	32.71	31.95	31.04	29.04	35.46	40.52
	Avg.	34.60	33.89	32.17	33.04	38.02	43.45
Monthly Trading Volume		3,762,130	6,469,761	6,239,653	4,969,318	3,653,062	3,657,509
Highest Daily Trading Volume		313,506	771,054	586,620	417,564	266,793	325,648
Lowest Daily Trading Volume		107,031	101,554	155,758	135,694	95,455	92,719
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2026

Note: The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to being elected to his current position on March 23, 2023, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023. Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

2) Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors and outside directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 1 non-executive director and 9 outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Yoon Jaewon	Aug. 29, 1970	Outside Director (Chair of BOD)	March 26, 2020	March 2026
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2026
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2026
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2026
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2026
Song Seongjoo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2026
Choi Young-Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2026
Yang In Jip	Jul. 16, 1957	Outside Director	March 26, 2025	March 2027
Chun Myo Sang	May 20, 1980	Outside Director	March 26, 2025	March 2027
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2027

Note: The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Yoon Jaewon has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee for National Tax Service as well as the committee on national accounting policy of the Ministry of Economy and Finance and Korea Custom Service. Ms. Yoon previously served as a non-executive judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D. in accounting from Korea University.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Lee Yong Guk has been our outside director since March 25, 2021. Mr. Lee is a clinical professor at Seoul National University, School of Law. Mr. Lee currently serves as Senior Counsel at Cleary Gottlieb Steen & Hamilton LLP. Mr. Lee received a J.D. from Harvard University Law School.

Kim Jo Seol has been our outside director since March 24, 2022. Ms. Kim is a professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms. Kim received a Ph.D. in economics from Osaka City University.

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D. in business administration from University of North Carolina Chapel Hill.

Song Seongjoo has been newly appointed as our outside director since March 26, 2024. Ms. Song currently serves as a professor of statistics at Korea University since 2012 and Director of the Korea Risk Management Society. Ms. Song was previously an Advisory Professor, Economic Statistics Division, Bank of Korea. Ms. Song received a Ph. D in Statistics from University of Chicago.

Choi Young-Gwon has been newly appointed as our outside director since March 26, 2024. Mr. Choi currently serves as an Adjunct Professor, Graduate School of Business Administration, Sogang University and Adjunct Professor, College of Business Administration, Soongsil University. Mr. Choi was previously served the chief executive officer of Woori Asset Management in 2019-2023. Mr. Choi received a Ph.D. in Financial Management from Soongsil University.

Yang In Jip has been newly appointed as our outside director since March 26, 2025. Mr. Yang currently serves as a CEO of ONYCOME Co., Ltd. Mr. Yang was previously served Head of Global Business at HITEJINRO Co., Ltd. And CEO at Ssangyong Fire & Marine Insurance Co., Ltd. Mr. Yang received a Ph.D from Waseda University School of Commerce and MBA from University of Southern California.

Chun Myo Sang has been newly appointed as our outside director since March 26, 2025. Ms. Chun currently serves as a Head of Planning & Administration of SmartNews, Inc. Ms. Chun was previously a researcher and accounting advisor at Development Bank of Japan Inc. and Manager at KPMG. Ms. Chun received MBA from University of Southern California and BA from Kyoto University School of Economics.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung was the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023 Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

3) Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position
Koh Seogheon	Sept. 27, 1968	Deputy President and Chief Strategy Officer
Chun Sang Yung	Jul. 25, 1969	Deputy President and Chief Financial Officer
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer
Park Hyun Joo	Apr. 22, 1965	Deputy President and Chief Customer Protection Part
Lee Young Ho	Oct. 17, 1970	Executive Director and Chief Compliance Officer
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer

Name	Date of Birth	Position
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer
Kim Junhwan	Jun. 23, 1972	Executive Director and Chief Digital Officer

None of the executive officers have any significant activities outside Shinhan Financial Group.

Koh Seogheon has been our executive director and chief strategy officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Chun Sang Yung has been our deputy president and chief finance officer since January 1, 2024. Mr. Chun previously served as the head of group synergy division and business management division of Shinhan Financial Group. Mr. Chun received a bachelor’s degree in business management from Yonsei University.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of management support team and the head of secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Park Hyun Joo, has been our deputy president and chief consumer protection part since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division at Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Lee Young Ho, has been our executive director and Chief Compliance Officer since January 1, 2025. Mr. Lee previously served as Chief Compliance Officer at Shinhan Bank. Mr. Lee received a bachelor’s degree in law from Sogang University.

Kim Jion has been our executive director and chief audit officer since January 1, 2024. Ms. Kim previously served as the head of PRM marketing team at Shinhan Bank. Ms. Kim received a bachelor’s degree in economics from Yonsei University.

Bang Dong-kwon has been our chief risk officer since January 1, 2020. Mr. Bang previously served as the head of risk management department of Shinhan Bank. Mr. Bang received a bachelor’s degree in English language and literature from Sung Kyun Kwan University.

Kim Junhwan has been our executive director and head of digital part since January 1, 2024. Mr. Kim previously served as the head of digital innovation team at Shinhan Bank. Mr. Kim received a master’s degree in computer application design studies from Korea Advanced Institute of Science & Technology.

There are no family relationships among our directors and/or executive officers.

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

(As of Jun. 30, 2025)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	11(9)	3,000	No distinction is made between registered directors, outside directors, and members of the audit committee.
Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

(As of Jun. 30, 2025)
	Total number of Persons	Total compensation (KRW million)	Average compensation per person (KRW million)	Notes
Registered Directors	2	871	436	-
Outside Directors	5	232	42	-
Audit committee members or internal auditor	4	167	47	-
Notes : Represents the total number of applicable persons as of Jun. 30, 2025.

Compensation to Non-registered directors

(As of Jun. 30, 2025)
	Total number of persons	Total compensation (KRW million)	Average Compensation per person (KRW million)	Notes
Non-registered directors	7	2,692	385	-

Top 5 Highest-Paid Individuals

1) Compensation exceeding Won 500 million- Individual basis

(KRW million)

Name	Position	Total Amount	Deferred Compensation
Jin Okdong	CEO	871

The performance-linked stock compensation (PS) consists of 8,847 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2025 to 2028.

Lee Een-kyoon	COO	687

The performance-linked stock compensation (PS) consists of 2,335 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2025 to 2028.

Koh Seogheon	CSO	563

The performance-linked stock compensation (PS) consists of 2,335 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2025 to 2028.

Bang Dong-kwon	CRO	552

The performance-linked stock compensation (PS) consists of 2,335 shares, with the payment and amount to be determined later based on the company's long-term performance and stock price from 2025 to 2028.

2) Calculation criteria and method of compensation

(KRW million)

Name	Compensation Type		Total Compensation	Deferred Compensation
Jin Okdong	Earned Income	Salary	425

The salary is paid monthly by dividing the total annual base salary and job allowance, which are determined by the Board of Directors and the Compensation Committee, within the compensation limit for directors resolved at the general shareholders' meeting. This determination takes into account factors such as position, duties, and contributions.

		Bonus	446

The bonus was paid in the first quarter of 2025 in the amount of KRW 446 million, based on the annual performance evaluation results of the company and the criteria set by the first Remuneration Committee of 2024.

The CEO’s annual performance bonus is determined by reflecting the performance evaluation grade, which is based on Group KPIs and strategic task scores. The final payment is made after confirming any deductions based on the company’s risk management evaluation score.

In evaluating Group KPIs, the achievement rates of quantitative indicators such as total shareholder return, group customer base, ROE, Real NPL ratio, ROTCE, RAROC, and cost-to-income ratio are considered.

In evaluating strategic tasks, factors such as customer base expansion through SOL Travel Check, HeyYoung Campus, and securities IPOs; solid growth in global business; successful achievement of ESG goals including green finance and financed emissions; and strengthening of the group’s internal control system through the submission of the financial sector’s first accountability structure and implementation management system were reflected.

		Stock option	-	Not Applicable
		Other earned Income	-	Not Applicable
		Retirement Income	-	Not Applicable

Name	Compensation Type	Total Compensation	Deferred Compensation
	Other Income	-	Not Applicable

Name	Compensation Type		Total Compensation	Deferred Compensation
Lee Een-kyoon	Earned Income	Salary	158	The salary is paid monthly by dividing the total annual base salary and job allowance. This determination takes into account factors such as position, duties, and contributions.
		Bonus	529

The bonuses consist of the 2024 annual performance bonus of KRW 187 million and the long-term performance-based compensation (PS) of KRW 342 million granted in 2021. The 2024 annual performance bonus was paid in the first quarter of 2025, reflecting the company and individual performance evaluation results based on the criteria set by the first Remuneration Committee in 2024.

The long-term performance-based compensation (PS) granted in 2021 was paid in the first quarter of 2025, based on the company’s performance over the four years following the grant and the Shinhan Financial Group’s reference stock price at the beginning of 2025, in accordance with the criteria set by the first Remuneration Committee in 2021.

The 2024 annual performance bonus amount was determined by evaluating both quantitative and non-quantitative indicators. Quantitative indicators included shareholder value (Total Shareholder Return), profitability (ROE, ROTCE), soundness (ratio of substandard and below loans), risk (RAROC), and efficiency (cost-to-income ratio). Non-quantitative indicators included strategic tasks such as building a competency model reflecting the characteristics of each group company, promoting New HR initiatives for innovation and challenge, and differentiating customer experience to expand the future customer base.

The final bonus amount was calculated based on the performance evaluation grade, achievement rate of company performance targets, absolute profit scale compared to previous years, and the evaluation score of the company’s risk management tasks.

The long-term performance-based compensation (PS) granted in 2021 was calculated by multiplying the number of PS units determined based on quantitative indicators such as shareholder value, profitability, and soundness over the four years following the grant, and the absolute profit scale compared to previous years by the Shinhan Financial Group’s reference stock price at the beginning of 2025.

		Stock option	-	Not Applicable
		Other earned Income	-	Not Applicable
		Retirement Income	-	Not Applicable
		Other Income	-	Not Applicable

Name	Compensation Type		Total Compensation	Deferred Compensation
Koh Seogheon	Earned Income	Salary	158	The salary is paid monthly by dividing the total annual base salary and job allowance. This determination takes into account factors such as position, duties, and contributions.

Name	Compensation Type	Total Compensation	Deferred Compensation

	Bonus	404

The bonuses consist of the 2024 annual performance bonus of KRW 187 million and the long-term performance-based compensation (PS) of KRW 217 million granted in 2021. The 2024 annual performance bonus was paid in the first quarter of 2025, reflecting the company and individual performance evaluation results based on the criteria set by the first Remuneration Committee in 2024.

The long-term performance-based compensation (PS) granted in 2021 was paid in the first quarter of 2025, based on the company’s performance over the four years following the grant and the Shinhan Financial Group’s reference stock price at the beginning of 2025, in accordance with the criteria set by the first Remuneration Committee in 2021.

The 2024 annual performance bonus was determined based on a comprehensive evaluation of both quantitative and non-quantitative indicators. Quantitative indicators included shareholder value (Total Shareholder Return), profitability (ROE, ROTCE), soundness (Substandard & Below Loan Ratio), risk (RAROC), and efficiency (Cost-to-Income Ratio). Non-quantitative indicators encompassed strategic initiatives such as group-wide transformation and innovation efforts, expansion of performance generation through Digital to Value, and other key strategic tasks. The final bonus amount was calculated by reflecting the performance evaluation grade, achievement rate of the company’s performance targets, and the absolute profit scale of the group compared to previous years. The final amount was confirmed based on the evaluation score of the company’s risk management tasks.

The long-term performance-based compensation (PS) granted in 2021 was calculated by multiplying the number of PS units determined based on quantitative indicators such as shareholder value, profitability, and soundness over the four years following the grant, and the absolute profit scale compared to previous years by the Shinhan Financial Group’s reference stock price at the beginning of 2025.

	Stock option	-	Not Applicable
	Other earned Income	-	Not Applicable
	Retirement Income	-	Not Applicable
	Other Income	-	Not Applicable

Name	Compensation Type		Total Compensation	Deferred Compensation
Bang Dong-kwon	Earned Income	Salary	134	The salary is paid monthly by dividing the total annual base salary and job allowance. This determination takes into account factors such as position, duties, and contributions.
		Bonus	418

The bonuses consist of the 2024 annual performance bonus of KRW 189 million and the long-term performance-based compensation (PS) of KRW 229 million granted in 2021. The 2024 annual performance bonus was paid in the first quarter of 2025, reflecting the company and individual performance evaluation

Name	Compensation Type	Total Compensation	Deferred Compensation

results based on the criteria set by the first Remuneration Committee in 2024.

The long-term performance-based compensation (PS) granted in 2021 was paid in the first quarter of 2025, based on the company’s performance over the four years following the grant and the Shinhan Financial Group’s reference stock price at the beginning of 2025, in accordance with the criteria set by the first Remuneration Committee in 2021.

The final amount of the 2024 annual performance bonus was determined by reflecting the performance evaluation grade, which was based on the assessment of key objectives such as the management of economically sensitive high-risk segments and the organization’s capacity to absorb losses, the establishment of policies and frameworks to strengthen third-party and ICT risk management, and the development of a customer asset risk management system.

The long-term performance-based compensation (PS) granted in 2021 was calculated by multiplying the number of PS units determined based on quantitative indicators such as shareholder value, profitability, and soundness over the four years following the grant, and the absolute profit scale compared to previous years by the Shinhan Financial Group’s reference stock price at the beginning of 2025.

	Stock option	-	Not Applicable
	Other earned Income	-	Not Applicable
	Retirement Income	-	Not Applicable
	Other Income	-	Not Applicable

Stock Options

None

Employees

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2025 (KRW million)	Average Payment per person (KRW million)
Male	135	2 yrs 10 mths (16 yrs 1 mths)	13,930	97
Female	48	4 yrs 1 mths (13 yrs 1 mths)	3,853	77
Total	183	3 yrs 2 mths (15 yrs 4 mths) 1)	17,783	92
1) Average length of service including services within group subsidiaries 2) Total Salaries and wages is the amount paid from Jan.1,2025 to Jun.30, 2025.

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2024)	Decrease	Increase	Others	Ending Balance (Jun. 30, 2025)
Shinhan Card	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	-	-	-	200
	Loan	2020-10-29	2025-10-29	1.46%	150	-	-	-	150
	Loan	2021-02-18	2026-02-18	1.54%	150	-	-	-	150
	Loan	2021-02-24	2026-02-24	1.62%	150	-	-	-	150
	Loan	2021-11-11	2026-11-11	2.55%	10	-	-	-	10
	Loan	2022-04-20	2025-06-20	3.71%	100	100	-	-	-
	Loan	2022-07-18	2025-07-18	4.21%	100	-	-	-	100
	Loan	2022-07-18	2027-07-18	4.25%	100	-	-	-	100
	Loan	2023-04-21	2028-04-21	4.21%	100	-	-	-	100
	Loan	2025-03-25	2028-03-25	2.97%	-	-	100	-	100
	Loan	2025-03-25	2030-03-25	3.02%	-	-	100	-	100
	Loan	2019-11-19	2025-02-04	2.79%	588	588	-	-	-
	Loan	2021-05-26	2026-05-12	1.53%	44	-	-	-3	41
	Financial assets at FVPL	2022-03-17	2052-03-17	4.01%	404	-	-	3	407
	Financial assets at FVPL	2023-02-14	2053-02-14	5.28%	314	-	-	1	315
Shinhan Securities	Loan	2019-11-19	2025-02-04	2.79%	132	132	-	-	-
	Loan	2020-08-20	2025-08-20	2.55%	731	-	-	-56	675
	Financial assets at FVPL	2021-06-14	Perpetual Bond	2.93%	368	-	-	-27	341
Shinhan Capital	Loan	2020-04-10	2025-04-10	1.75%	200	200	-	-	-
	Loan	2020-12-23	2025-12-23	1.57%	160	-	-	-	160
	Loan	2021-03-16	2026-03-16	1.83%	150	-	-	-	150
	Loan	2025-04-22	2028-04-22	2.77%	-	-	100	-	100
	Loan	2021-05-13	2026-05-12	1.53%	294	-	-	-23	271
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	99	99	-	-	-
	Financial assets at FVPL	2021-07-28	2051-07-28	3.38%	147	-	-	2	149
	Financial assets at FVPL	2025-04-22	2055-04-22	3.78%	-	-	100	-	100
Shinhan Savings Bank	Loan	2020-05-28	2025-05-28	1.52%	50	50	-	-	-
	Loan	2021-04-26	2026-04-26	1.85%	50	-	-	-	50
	Loan	2021-05-28	2026-05-28	1.99%	50	-	-	-	50

Shinhan DS	Loan	2024-02-01	2025-01-30	3.78%	10	10	-	-	-
	Loan	2025-01-31	2026-01-30	3.08%	-	-	10	-	10
Shinhan Venture	Loan	2024-02-26	2025-02-26	3.84%	50	50	-	-	-
	Loan	2024-10-11	2025-02-26	3.60%	10	10	-	-	-
	Loan	2025-02-26	2026-02-26	3.02%	-	-	60	-	60
Shinhan Asset Trust	Loan	2024-03-25	2027-03-25	3.76%	100	-	-	-	100
	Financial assets at FVPL	2024-05-23	2054-05-23	4.71%	100	-	-	1	101
	Financial assets at FVPL	2024-10-29	2054-10-29	4.10%	51	-	-	-	51
Total					5,322	1,239	470	-102	4,451

9. Internal Control

Management’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Report Date	Assessment	Material Deficiencies	Corrective Action Plans
FY2025	-	-	-	-
FY2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2023	March 4, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-

Note) In accordance with Article 8, Paragraph 4 of the Act on External Audit of Stock Companies, the evaluation results are reported as of the end of each fiscal year. Therefore, this interim period is excluded from disclosure.

Audit Committee’s Assessment of the Effectiveness of the Internal Accounting Management System

Period	Report Date	Assessment	Material Deficiencies	Corrective Action Plans
FY2025	-	-	-	-
FY2024	March 4, 2025	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-
FY2023	March 4, 2024	In terms of overall materiality, the internal accounting management system is under effective design and operation.	-	-

Note) In accordance with Article 8, Paragraph 4 of the Act on External Audit of Stock Companies, the evaluation results are reported as of the end of each fiscal year. Therefore, this interim period is excluded from disclosure.

External Auditor’s Audit Opinion of the Effectiveness of the Internal Accounting Management System

Period	Auditor	Audit or Review	Opinion Type	Issues	Company’s Response Actions
FY2025	-	-	-	-	-
FY2024	KPMG Samjong Accounting Corp.	Audit	Unqualified	-	-
FY2023	KPMG Samjong Accounting Corp.	Audit	Unqualified	-	-

Note) In accordance with Article 8, Paragraph 4 of the Act on External Audit of Stock Companies, the evaluation results are reported as of the end of each fiscal year. Therefore, this interim period is excluded from disclosure.

10. Contingencies

Please refer to attached Exhibit 99.2 Shinhan Financial Group Review Report for the 1H 2025(Consolidated), note 29. commitments and contingencies.

11. Material Information after the reporting period

1) Shinhan Financial Group resolved to pay quarterly cash dividends

On July 25, 2025, the Board of Directors of Shinhan Financial Group made a resolution to pay quarterly cash dividends.

- Dividend Amount : KRW 570 per share

- Record date : August 1, 2025

- Expected payment date : August 29, 2025

Please refer to Form 6-K submitted to Edgar system on July 25, 2025.

2) Treasury stock acquisition and cancellation

To enhance the shareholders’ value, the Company made a decision on the acquisition and retirement of treasury stock amounted to KRW 800 billion at the Board of Directors on July 25, 2025.

* Of the KRW 800 billion worth of the treasury shares to be acquired by trust, approximately KRW 600 billion is expected to be acquired by December 31, 2025, and the remaining approximately KRW 200 billion will be acquired within the January 2025.

Please refer to Form 6-K submitted to Edgar system on July 25, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: August 14, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer